Pricing Sheet No. 2011 MTNDG0089 dated September 7, 2011 relating to
Offering Summary No. 2011 MTNDG0089 dated August 31, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Currencies

Trigger PLUS Based on a Basket of Five Currencies Relative to the Euro due September 12, 2013
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – SEPTEMBER 7, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Trigger PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Trigger PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Underlying basket:	The underlying basket consists of the five basket currencies listed below, each valued relative to the euro:
	Basket currency	Weighting	Reuters reference page	Initial exchange rate
	Malaysian ringgit (“MYR”)	20%	MYR per U.S. dollar (“USD”): ABSIRFIX01 USD per euro (“EUR”): ECB37	4.1969
	Philippine peso (“PHP”)	20%	PHP per USD: PDSPESO USD per EUR: ECB37	59.3696
	Australian dollar (“AUD”)	20%	AUD per EUR: ECB37	1.3212
	New Zealand dollar (“NZD”)	20%	NZD per EUR: ECB37	1.6815
	Brazilian real (“BRL”)	20%	BRL per USD: BRFR (offer side, PTAX column) USD per EUR: ECB37	2.3289
Aggregate principal amount:	$ 3,245,000
Stated principal amount:	$1,000 per Trigger PLUS
Issue price:	$1,000 per Trigger PLUS (see “Underwriting fee and issue price” below)
Pricing date:	September 7, 2011
Original issue date:	September 12, 2011
Maturity date:	September 12, 2013
Payment at maturity per Trigger PLUS:
If the underlying basket has strengthened relative to the euro such that the final basket level is greater than the initial basket level:
$1,000 + leveraged upside payment
Because the basket return percentage effectively will be limited to 100%, as described below, this amount will be no greater than $2,600.

If the underlying basket has weakened relative to the euro such that the final basket level is less than or equal to the initial basket level but greater than or equal to the trigger level: $1,000
If the underlying basket has weakened relative to the euro such that the final basket level is less than the trigger level:
$1,000 + ($1,000 x basket return percentage)
This amount will be less than the stated principal amount of $1,000 and could be zero. The minimum payment at maturity on the Trigger PLUS is $0.
Exchange rate:
For any basket currency on any day, the rate for conversion of units of that basket currency into one euro, as determined in accordance with “Fact Sheet—Exchange rate calculation” in the related offering summary and by reference to the applicable Reuters reference page(s) described under “Underlying basket—Reuters reference page” above (or any substitute page(s)) at approximately 2:15 p.m. (Frankfurt, Germany time) on that day.

Basket return percentage:	The sum of the currency return values of each basket currency. As described below under “Currency return percentage,” the maximum basket return percentage effectively will be 100%.
Currency return value:	For each basket currency, the product of that basket currency’s weighting and its currency return percentage.
Currency return percentage:
For each basket currency:  (initial exchange rate – final exchange rate) / initial exchange rate.  This formula effectively limits each basket currency’s positive contribution to the basket return percentage to its weighting and the overall basket return percentage to 100%.  However, each basket currency carries unlimited downside risk, and the negative performance of any single basket currency relative to the euro could result in a basket return percentage of -100% or lower regardless of the performance of the other basket currencies, in which case you would lose your entire investment.  See “How the Currency Return Percentage Formula Works” and “How the Trigger PLUS Work” in the related offering summary.

Initial exchange rate:	For each basket currency, the exchange rate of that basket currency on the initial fixing date. See “Underlying basket—Initial exchange rate” above.
Final exchange rate:	For each basket currency, the exchange rate of that basket currency on the valuation date.
Initial fixing date:	The underlying asset business day immediately following the pricing date, subject to postponement as described under “Fact Sheet—Initial fixing date” in the related offering summary.
Leveraged upside payment:	$1,000 x leverage factor x basket return percentage
Initial basket level:	Set at 1,000 on the initial fixing date.
Final basket level:	initial basket level + (1,000 x basket return percentage)
Valuation date:	September 5, 2013, subject to postponement for non-underlying asset business days
Leverage factor:	160%
Trigger level:	85% of the initial basket level
CUSIP:	1730T0NP0
ISIN:	US1730T0NP02
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per Trigger PLUS	$1,000.00	$22.50	$977.50
Total	$3,245,000.00	$73,012.50	$3,171,987.50

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Trigger PLUS, will receive an underwriting fee of $22.50 for each $1,000 Trigger PLUS sold in this offering.  Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $22.50 for each $1,000 Trigger PLUS they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Trigger PLUS declines. See “Fact Sheet—Fees and selling concessions” in the related offering summary.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on August 31, 2011: http://www.sec.gov/Archives/edgar/data/1318281/000095010311003649/dp26084_fwp-mtndg0089.htm

PLUS Product Supplement filed on May 16, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.